

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2019

Matthew Garth
Chief Financial Officer
MINERALS TECHNOLOGIES INC
622 Third Avenue
New York, NY 10017-6707

  Re: MINERALS TECHNOLOGIES INC
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Filed February 16, 2018
   File No: 1-11430

Dear Mr. Garth:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction